SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated June 12, 2007

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.
(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐    No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press release dated June 12, 2007, announcing that it has been named the global market share leader in computer-aided manufacturing (CAM) software revenue by the international technology research firm CIMdata.

Dassault Systèmes Tops CIMdata CAM Survey;
Overtakes Competition

2006 Revenue Figures Validate DS has World’s Largest
Share in the Computer-Aided Manufacturing Software Market

Paris, France, June 12 2007 - Dassault Systèmes (DS) (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA), a world leader in 3D and Product Lifecycle Management (PLM) solutions, today announced that it has been named the global market share leader in computer-aided manufacturing (CAM) software revenue by the international technology research firm CIMdata.

Dassault Systèmes is the top company in vendor revenues received and end user payments, according to CIMdata’s 2006 NC Software and Related Services Market Assessment Report. The report evaluated between 20 and 30 vendors in various CAM market leadership categories. Dassault Systèmes’ closest competitors in the PLM industry lost market share. Dassault Systèmes also ranked among the five largest brands in terms of industrial seats shipped.

“The CAM market remains fragmented, despite recent acquisitions. Dassault Systèmes’ revenue leadership illustrates the value customers perceive in integrated CAD/CAM and digital manufacturing capabilities,” said Alan Christman, CIMdata chairman and primary author of the report.

CAM is an important part of PLM implementations. It spans computer-aided design (CAD) and digital manufacturing, enabling companies to design production operations faster and more accurately than through conventional processes.

“This ranking validates the value we bring to our customers through our investments in new product and technology R&D, and also in our sales and support channels,” said Jacques Leveillé-Nizerolle, CATIA brand CEO, Dassault Systèmes. “CAM is a major link in the PLM chain, and we have worked hard to provide our customers with CAM products that help them realize the maximum return on their PLM investments.”

Companies in a wide range of industries, including aerospace, automotive, medical equipment, shipbuilding and consumer goods, use DS’s CATIA® design authoring solution for a variety of computer-aided manufacturing tasks, from toolpath generation and verification for simple lathe machining, 2.5 axis machining and very complex five axis machining, all the way to post-processing functions. CATIA’s native link to DS’s DELMIA® digital manufacturing solutions allow efficient manufacturing modeling, machining process planning and CMM support in a virtual 3D environment.

To view the CIMdata report, please visit http://www.cimdata.com.

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About Dassault Systèmes

As a world leader in 3D and Product Lifecycle Management (PLM) solutions, Dassault Systèmes brings value to more than 100,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire lifecycle of products from conception to maintenance. The Dassault Systèmes portfolio consists of CATIA for designing the virtual product - SolidWorks for 3D mechanical design - DELMIA for virtual production - SIMULIA for virtual testing and ENOVIA for global collaborative lifecycle management, including ENOVIA VPLM, ENOVIA MatrixOne and ENOVIA SmarTeam. Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

CATIA, DELMIA, ENOVIA, SIMULIA and SolidWorks are registered trademarks of Dassault Systèmes or its subsidiaries in the US and/or other countries.

Dassault Systèmes Press Contacts:

Derek Lane (DS Americas) +1(818) 673-2243 derek_lane@ds-us.com	Arnaud Malherbe (DS EMEA) +33 (0)1 55 49 87 73 arnaud_malherbe@ds-fr.com	Mikiko Igarashi (DS AP) +81 3 5442 4138 Mikiko_igarashi@ds-jp.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASAULT SYSTEMES S.A.

Date: June 12, 2007	By:	/s/ Thibault de Tersant

Name: Thibault de Tersant Title: Executive Vice President, Finance and Administration